
02051061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

2002. 8. 1 / 8.2


KT

"The Value Networking Company"

(KSE : 30200 / NYSE : KTC)

2nd Quarter 2002
Preliminary Earnings Commentary


KT
"The Value Networking Company"

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation ("KT" or "the company") as of 2nd quarter 2002 and forward-looking statements with respect to the financial condition, results of operations and business of KT management. Statements that are not historical facts, including statements about KT's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that the financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished compilations of their financial results, our estimated figures were used for the equity method gains/losses. KT's official reviewed non-consolidated financial statements as of and for the period of 2nd quarter 2002 will be filed with the Korea Financial Supervisory Commission, the Korea Stock Exchange on August 15, 2002.

Please also note that the results of 1st quarter 2002 has been revised according to the actual figures after the 1st quarter preliminary earnings commentary on April 30 and May 1. The main revisions are;

(KRW Billion)

	1Q Preliminary	1Q Actual	Difference
Revenue	2,918.9	2,918.8	0.1
Operating Income	774.3	770.2	-4.1
EBITDA Margin	1,374.6	1,370.9	-3.7
Net Income	501.7	501.5	-0.2

If you have any questions in connection with this presentation, please contact the Investor Relations Department of KT Corp.

KT Corporation
Investor Relations

Tel : 82-31-727-0941~6
Fax : 82-31-727-0939
E-mail: maestoso@kt.co.kr


KT
"The Value Networking Company"

I. *Financial Highlights*

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Operating Revenue	2,894.6	2,879.8	14.8	0.5%	2,918.8	-24.1	-0.8%
Operating Expense	2,438.9	2,568.1	-129.2	-5.0%	2,148.6	290.2	13.5%
Operating Income	455.8	311.7	144.1	46.2%	770.2	-314.4	-40.8%
o Operating Margin(%)	15.7%	10.8%	4.9%P		26.4%	-10.6%P	
EBITDA*	1,063.9	1,019.5	44.4	4.4%	1,370.9	-307.0	-22.4%
o EBITDA Margin(%)	36.8%	35.4%	1.4%P		47.0%	-10.2%P	
Net Income	479.6	89.6	390.0	435.5%	501.5	-21.9	-4.4%

(1) EBITDA = Operating Income + Depreciation

A. The revenue of 2Q of 2002 totaled W2,894.6 billion, which is W14.8 billion or 0.5% growth compared to the same period of 2001. Revenue from Internet, Leased Line, and Telephone shows a sound growth and offset the decrease in LM interconnection revenue caused by LM tariff cut of 17.7%.

B. The operating income and EBITDA were improved significantly compared to 2Q of 2001 due to continuous efforts in cost savings. However, quarter on quarter basis, operational profitability repeated a seasonal pattern. Due to the quarterly different schedule of performance-based incentive payment and the payment of retroactive increase of 3.1% in salary for the period of January thru May according to agreement made in May, W191.1 billion was increased in salary expense comparing to 1Q of 2002 and resulted in decrease in operating income and EBITDA.

C. Net income increased by W390 billion year on year. In addition to improving operational profitability, non-operating income such as W246 billion from the sale of SKT shares, W98.3 billion FX net gain from the depreciation of dollar, and improvement of profitability of subsidiaries contributed to the net income.


KT
"The Value Networking Company"

II. Business Highlights

A. Completion of privatization in May and nomination of new CEO (Mr. Lee, Yong-Kyung, current CEO of KTF)

- In May 2002, KT completed to divest the government's holding of 28.4% stakes in the combined form of equity sales of 20.83% and EB sales of 7.54%. As former CEO, Mr. Lee, Sang-Chul was appointed as minister of MIC, Mr. Lee, Yong-Kyung, current CEO of KTF, was nominated as the new CEO of KT Corp. through CEO nomination committee.
- To enhance corporate governance structure, KT, as a fully privatized company, will propose to increase the number of outside directors from 7 to 9, adopt cumulative voting rights, and appoint new CEO at an extraordinary general-shareholders' meeting (EGM) on August 20th, 2002. We will provide more detailed information via public notice and IR News as soon as the final agenda is determined.

B. Development of Broadband Business

- During the 2Q of 2002, KT acquired net addition of 256,469 broadband subscribers, reaching the total of 4,333,268 as of the end of June 2002. According to MIC statistics of 6 major broadband operators, this net addition represents 62.8% of total net addition during 2Q 2002. As a result, KT's market share increased from 49.1% to 49.7%.

C. The MIC Announced New ML and LL Interconnection Rate on July 16, 2002.

- Following the reduction of LM tariff and LM interconnection rate in April, MIC announced adjusted ML and LL interconnection rate for 2002, 2003, which will retroactively be applied from January of 2002. New rates are as follow:

Interconnection rate/min.	Yr 2000	Yr 2001	Yr 2002	Yr 2003
Subscriber Line (1)	7.73	7.98	6.55	4.91
Local (2)	12.79	13.20	12.69	11.31
DLD (3)	15.80	15.90	16.15	14.89

Note) Local interconnection rate includes (1), and DLD interconnection rate includes (1) & (2).

- The reason for the decline for subscriber line interconnection rate is because MIC believes that a portion of subscriber access line cost is compensated by USOF, and monthly fixed charge is increasing. MIC also announced that it intends to apply LRIC (Long Run Incremental Cost) method for 2004 interconnection rate calculation.


"The Value Networking Company"

- The impact of this change on KT is an increase in revenue by approximately W9 billion in 2002 and decrease of approximately W9 billion in 2003 comparing to revenue of W324 billion in 2001.

D. USO (Universal Service Obligation) Service Compensation Rate Increase

- The MIC announced on July 30th that it plans to increase the compensation rate from 10.9% (including KT's contribution) in 2000 to 50% in 2002 (including KT's contribution; effective compensation rate is expected to be 46.2% because KT will not be compensated for those service areas where the cost/revenue rate is below 110% in local and 130% in public telephone, respectively). However, the compensation rate will be increased up to100% by 2005 as the long-run incremental cost scheme is adopted.

- The MIC also announced that the loss of local telephone service in the non-profit area, previously excluded from the compensation scope due to the fact that local telephone business as a whole make profit, will be compensated from 2002.

(KRW billion)

Sector	2000	2001	2002
Total Loss	728.2	554.5	551.3 (Est.)
Total Compensation (KT's contribution included)	79.3	76.4 (Est.)	254.6 (Est.)
Receipts from Other Operators	50.3	50.3 (Est.)	167.5 (Est.)
Pre-Settlement	July 2000/ January 2001	July 2001 / January 2002	August 2002 / January 2003
Final Settlement	July 2001	August 2002 (Est.)	July 2003 (Est.)

- Although total loss for 2001 has been finalized, the amount to be compensated for 2001 & 2002 loss by other operators is not determined yet.

- The calculation of USO loss and compensation amount requires at least six month lag time; so, it has a pre-settlement and final settlement procedure as follows:

  - Because the final loss amount of 2001 is determined in July ~ August of 2002, the pre-settlement is made earlier. For an example of 2001, pre-settlement was made in


KT
"The Value Networking Company"

July 2001 and January 2002 on the basis of the final compensation amount of W50.3 billion in 2000.


KT
"The Value Networking Company"

III. *Summary of Income Statement and Balance Sheet*

A. Balance Sheet

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q/ 2001 2Q		2002 1Q	2002 2Q/ 2002 1Q	
			Amount	△%		Amount	△%
Total Assets	22,953.8	22,821.3	132.5	0.6%	23,320.9	-367.1	-1.6%
□ Current Assets	3,043.0	2,561.1	481.9	18.8%	3,529.9	-486.8	-13.8%
○ Quick Assets	3,006.5	2,512.2	494.3	19.7%	3,497.4	-490.9	-14.0%
- Cash & Cash Equivalents	946.9	744.9	202.0	27.1%	1,461.1	-514.2	-35.2%
- Short-term Loans	92.3	24.8	67.5	272.4%	19.5	72.8	373.7%
- Account Receivables	1,718.1	1,475.6	242.5	16.4%	1,708.9	9.1	0.5%
- Others	249.2	266.9	-17.7	-6.6%	307.9	-58.6	-19.0%
○ Inventories	36.5	48.9	-12.4	-25.4%	32.5	4.0	12.4%
□ Fixed Assets	19,910.7	20,260.1	-349.4	-1.7%	19,791.0	119.8	0.6%
○ Investments	7,816.9	7,009.2	807.8	11.5%	7,403.9	413.0	5.6%
- KTF Shares	2,443.0	2,471.3	-28.3	-1.1%	2,456.8	-13.9	-0.6%
- KTICOM Shares	847.4	844.1	3.3	0.4%	851.3	-3.9	-0.5%
- SKT Shares	2,227.9	2,286.8	-58.9	-2.6%	2,687.4	-459.5	-17.1%
- Deferred Assets	423.7	553.6	-129.9	-23.5%	479.6	-56.0	-11.7%
- Long-term Loans	1,102.1	217.5	884.6	406.7%	234.8	867.3	369.4%
- Others	772.9	635.9	137.0	21.5%	694.0	78.9	11.4%
○ Tangible Assets	11,870.4	13,110.4	-1,239.9	-9.5%	12,138.7	-268.3	-2.2%
○ Intangible Assets	223.4	140.6	82.8	58.9%	248.4	-25.0	-10.1%
Total Liabilities	13,661.9	11,727.0	1,934.9	16.5%	12,789.0	872.9	6.8%
○ Current Liabilities	3,727.5	3,830.6	-103.1	-2.7%	3,734.5	-7.0	-0.2%
- Interest-bearing Debts	1,522.1	1,865.5	-343.3	-18.4%	1,406.2	115.9	8.2%
- Account Payable	809.7	873.4	-63.7	-7.3%	734.7	75.0	10.2%
- Others	1,395.7	1,091.7	303.9	27.8%	1,593.6	-197.9	-12.4%
○ Long-term Liabilities	9,934.4	7,896.4	2,038.0	25.8%	9,054.5	879.9	9.7%
- Interest-bearing Debts	7,443.3	4,620.4	2,822.9	61.1%	6,317.7	1,125.6	17.8%
- Installation deposit	1,771.2	2,798.1	-1,026.9	-36.7%	2,102.5	-331.3	-15.8%
- Others	719.9	477.9	242.0	50.6%	2,151.4	-1,431.5	-66.5%
Total Shareholders' Equity	9,291.9	11,094.3	-1,802.4	-16.2%	10,531.9	-1,240.0	-11.8%
○ Capital Stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
○ Capital Surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
○ Retained Earnings	7,543.3	6,126.6	1,416.7	23.1%	7,063.7	479.6	6.8%
○ Capital Adjustments	-1,252.7	1,966.4	-3,219.1	-163.7%	466.9	-1,719.6	-368.3%
- Treasury Stock	-3,294.2	-47.5	-3,246.7	-6838.2%	-2,034.1	-1,260.1	61.9%
- Unrealized Gains on Investments	2,080.5	2,037.4	43.1	2.1%	2,522.9	-442.4	-17.5%
Total interest-bearing debts	8,965.5	6,485.9	2,479.5	38.2%	7,723.9	1,241.6	16.1%
Net Debts	8,018.6	5,741.0	2,277.5	39.7%	6,262.8	1,755.8	28.0%
Net Debts/Equity Ratio	86%	52%	34%P		59%	27%P	


KT
"The Value Networking Company"

B. Income Statement

(KRWbillion)

Sector	2002 2Q	2001 2Q	2002 2Q/ 2001 2Q		2002 1Q	2002 2Q/ 2002 1Q	
			Amount	△%		Amount	△%
Operating Revenue	2,894.6	2,879.8	14.8	0.5%	2,918.8	-24.1	-0.8%
Operating Expense	2,438.9	2,568.1	-129.2	-5.0%	2,148.6	290.2	13.5%
○ Depreciation	608.1	707.8	-99.7	-14.1%	600.7	7.4	1.2%
○ Labor	774.6	715.2	59.4	8.3%	583.5	191.1	32.7%
○ Commission	140.3	86.5	53.9	62.3%	132.8	7.5	5.7%
○ Sales Promotion	40.6	55.7	-15.1	-27.1%	38.2	2.4	6.2%
○ Sales Commission	13.0	10.1	2.9	28.9%	8.7	4.3	49.6%
○ Allowances for Sales	15.1	35.6	-20.6	-57.7%	31.9	-16.8	-52.7%
○ Advertising	46.1	26.4	19.7	74.6%	24.3	21.8	89.6%
○ Repairs & Maintenance	103.3	56.7	46.6	82.1%	34.8	68.5	197.1%
○ Cost of Goods	65.1	85.7	-20.6	-24.0%	94.3	-29.3	-31.0%
○ Cost of Services Provided	441.0	617.0	-176.1	-28.5%	429.9	11.1	2.6%
- Cost of Services	89.2	129.3	-40.1	-31.0%	102.3	-13.1	-12.8%
- LM Interconnection	301.6	456.5	-154.8	-33.9%	292.3	9.4	3.2%
- Int'l Settlement	50.1	31.3	18.8	60.3%	35.3	14.8	41.8%
○ R&D	57.2	55.5	1.7	3.1%	51.9	5.3	10.2%
○ Others	134.4	115.8	18.6	16.0%	117.5	16.9	14.4%
Operating Income	455.8	311.7	144.1	46.2%	770.2	-314.4	-40.8%
Operating Margin	15.7%	10.8%	4.9%P		26.4%	-10.6%P	
EBITDA	1,063.9	1,019.5	44.4	4.4%	1,370.9	-307.0	-22.4%
EBITDA Margin	36.8%	35.4%	1.4%P		47.0%	-10.2%P	
Non-oprating Income	495.3	139.7	355.6	254.6%	99.4	395.9	398.1%
○ Gains on Disp. Of Inv. Assets	278.0	5.9	272.1	4586.4%	0.04	277.9	647347.5%
○ Interest Income	13.9	0.8	13.1	1594.8%	13.6	0.3	2.3%
○ FX Transaction Gain	7.5	1.7	5.8	329.9%	2.1	5.4	263.3%
○ FX Translation Gain	123.2	-1.1	124.3	11231.0%	4.0	119.2	2981.5%
○ USO Fund	21.1	61.5	-40.4	-65.7%	13.9	7.2	52.2%
○ Others	51.7	70.7	-19.1	-27.0%	65.9	-14.2	-21.6%
Non-oprating Expense	295.8	341.0	-45.2	-13.3%	171.7	124.1	72.2%
○ Interest Expense	117.0	110.9	6.1	5.5%	93.9	23.1	24.6%
○ FX Transaction Loss	8.0	4.4	3.7	83.7%	1.7	6.3	373.2%
○ FX Translation Loss	24.3	-17.4	41.7	239.6%	6.7	17.6	261.3%
○ Loss on Equity Method	24.3	64.6	-40.3	-62.4%	1.5	22.7	1491.1%
○ Loss on Disp of Tangible Assets	25.6	57.0	-31.3	-55.0%	7.3	18.4	252.4%
○ Others	96.5	121.6	-25.1	-20.6%	60.6	35.9	59.3%
Ordinary Income	655.3	110.3	545.0	493.9%	697.9	-42.6	-6.1%
Income Tax	175.7	20.8	154.9	745.4%	196.4	-20.7	-10.5%
Net Income	479.6	89.6	390.0	435.5%	501.5	-21.9	-4.4%


"The Value Networking Company"

C. Revenue

1. General Overview

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△ %		Amount	△ %
Operating Revenue	2,894.6	2,879.8	14.8	0.5%	2,918.8	-24.1	-0.8%
o Internet	499.8	374.3	125.5	33.5%	452.4	47.4	10.5%
- Broadband	385.8	269.9	115.9	42.9%	355.6	30.2	8.5%
o Telephone	1,189.6	1,144.4	45.2	4.0%	1,175.8	13.8	1.2%
o LM interconnection	552.1	711.5	-159.3	-22.4%	652.5	-100.4	-15.4%
o Leased Line	365.1	345.9	19.2	5.5%	345.8	19.4	5.6%
o Other data	52.6	66.7	-14.0	-21.1%	53.0	-0.4	-0.7%
o Wireless(PCS resale etc)	162.7	156.7	6.0	3.8%	167.9	-5.2	-3.1%
o Satellite	28.4	24.0	4.4	18.5%	32.3	-3.9	-12.1%
o Others	44.3	56.4	-12.1	-21.4%	39.1	5.3	13.5%

- Revenue from main business such as Internet, leased line and telephone service showed solid increase of 33.5%, 5.5%, and 4.0% over 2Q 2001 respectively. However, mainly due to the 17.7% LM rate reduction implemented from April 1, 2002, total revenue increased by 0.5% over 2Q 2001 and decreased by 0.8% over 1Q 2002.

2. Internet Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△ %		Amount	△ %
Total Internet Revenue	499.8	374.3	125.5	33.5%	452.4	47.4	10.5%
o Broadband	385.8	270.0	115.8	42.9%	355.6	30.2	8.5%
o Kornet	73.2	75.6	-2.4	-3.1%	71.1	2.1	2.9%
o Others	40.8	28.7	12.1	42.2%	25.7	15.1	58.9%
- IDC	22.0	11.2	10.8	96.1%	10.6	11.4	107.8%
- VOIP	1.1	3.7	-2.6	-69.6%	0.7	0.4	52.1%
- Buynjoy	11.3	12.8	-1.5	-11.4%	10.5	0.8	7.4%
- Wireless Contents Platform	1.0	-	1.0	N/A	0.1	0.8	648.7%
- Nespot	0.8	-	0.8	N/A	-	N/A	N/A
- Bizmeka	2.5	-	2.5	N/A	1.9	0.6	29.0%
- Others(Hanmir etc.)	2.1	1.0	1.1	105.4%	1.8	0.4	19.7%
Broadband Subscriber No.('000)	4,333	3,100	1,233	39.8%	4,077	256	6.3%


KT
"The Value Networking Company"

- Internet revenue, one of core growth business areas, increased by 33.5% over 2Q 2001 and 10.5% over 1Q of 2002. Most of this revenue growth was due to broadband revenue increase supported by the strong increase in the number of broadband subscribers.

- The number of broadband subscribers recorded 4,333,268 as of the end of June, a net addition of 256,000 from 4,076,799 as of the end of March. Among these, multi-ADSL subscribers increased from 89,666 to 114,367. Due to such the increase in multi-ADSL subscribers, the broadband ARPU has maintained a steady trend of W30,430 in April, W30,561 in May, and W30,476 in June.

- On the other hand, as of the end of June, KT has 8,124 W-LAN subscribers (*service called 'Nespot'*) service, which has grown from 621 subscribers at the end of May. The revenue from *Nespot* during 2Q was W0.8 billion, and the revenue is not included in broadband but "other Internet revenues".

- Aside from the broadband service, the revenue from IDC increased by W10.8 billion, *Bizmeka*, ASP service for SME, contributed W2.5 billion in revenue. Also, W1.0 billion from wireless contents platform service, and 0.8 billion from W-LAN service generated new revenue. As a result, Internet revenue under the "other" category increased by 42.2% over 2Q of 2001.


"The Value Networking Company"

3. Telephone Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Total Telephone Revenue	1,189.6	1,144.4	45.2	4.0%	1,175.8	13.8	1.2%
Subscriber Connection	424.1	372.1	51.9	14.0%	394.4	29.6	7.5%
○Non-Refundable Deposits	93.2	79.8	13.4	16.8%	74.0	19.2	25.9%
○Basic Monthly Charge	276.5	240.2	36.3	15.1%	269.8	6.7	2.5%
○Installation	14.5	13.6	0.8	6.1%	11.4	3.0	26.4%
○Interconnection	39.8	38.1	1.6	4.3%	39.1	0.7	1.7%
○Others	0.1	0.4	-0.3	-66.8%	0.1	0.1	122.4%
Local	345.6	364.0	-18.4	-5.1%	352.8	-7.2	-2.0%
○Usage	248.7	291.4	-42.7	-14.7%	262.7	-14.0	-5.3%
○Interconnection	31.2	26.7	4.5	16.8%	27.2	4.0	14.5%
○Others	65.6	45.8	19.8	43.2%	62.8	2.8	4.5%
Domestic Long Distance	253.2	250.7	2.5	1.0%	266.1	-12.9	-4.9%
○Usage	236.4	242.9	-6.5	-2.7%	251.5	-15.1	-6.0%
○Interconnection	16.8	7.7	9.0	117.1%	14.6	2.2	15.2%
○Others	0.084	0.064	0.0	30.6%	0.1	0.0	26.0%
International Long Destance	83.9	85.9	-2.0	-2.3%	86.7	-2.8	-3.3%
○Usage	83.9	85.8	-2.0	-2.3%	86.7	-2.8	-3.3%
○Others	0.01	0.0	0.0	0.1%	0.01	-0.0	-25.4%
International Settlement Revenue	31.6	27.9	3.7	13.3%	30.7	0.9	2.9%
VAS	31.8	25.0	6.8	27.1%	31.1	0.7	2.3%
114 Phone Directory Service	21.2	13.2	8.0	60.8%	15.5	5.7	36.4%
Public Telephone	27.4	38.2	-10.8	-28.2%	27.2	0.3	1.1%
Miscellaneous	0.79	0.36	0.42	116.5%	0.42	0.37	87.4%
Others(Sales D/C, etc.)	-30.0	-33.0	3.0	-9.0%	-29.2	-0.8	2.7%

- Overall telephone revenue increased by 4.0% compare to 2Q of 2001 totaling to W1,189.6 billion.
- This increase is mainly attributed to the increase in the total telephone subscribers from 21.75 million as of June 2001 to 22.02 million as of March 2002, and 22.11 million as of June 2002. The revenue from installation fee and basic fee in line with increased telephone subscribers surpassed the decrease in usage revenues.
- KT began to provide *'HomePlus Phone'* service from July 1st in which present telephone subscribers get additional telephone line without installation charge to increase call volume..


KT
"The Value Networking Company"

4. LM (Land to Mobile) Interconnection Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q/ 2001 2Q		2002 1Q	2002 2Q/ 2002 1Q	
			Amount	△%		Amount	△%
LM Revenue	552.1	711.5	-159.3	-22.4%	652.5	-100.4	-15.4%
LM Expense	301.6	456.5	-154.8	-33.9%	292.3	9.4	3.2%

- In line with the LM tariff cut and 10-minute free call, LM interconnection revenue totaled to W552.1 billion, a decrease of 22.4% over 2Q 2001. However, owing to active promotion such as advertising cheaper usage charge than that of wireless, KT experienced 15.4% decrease in LM interconnection revenue over 1Q 2002, which is less than 17.7% reduction in LM tariff.

5. Leased Line Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△ %		Amount	△ %
Total Leased Line Revenue	365.1	345.9	19.2	5.5%	345.8	19.4	5.6%
○ Local	180.9	174.4	6.5	3.7%	177.4	3.4	1.9%
○ Domestic Long Distance	140.0	144.3	-4.3	-3.0%	143.1	-3.1	-2.2%
○ Intn'l Long Distance	21.8	21.8	0.05	0.2%	19.6	2.2	11.0%
○ Broadcasting & Others	22.5	5.4	17.0	314.8%	5.6	16.9	302.1%

- Due to increased demand in broadcasting leased line during the 2002 World Cup Korea/Japan period, the revenue from leased line grew by 5.5% over 2Q of 2001 and 5.6% over 1Q of 2002 respectively.

6. Other Data Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△ %		Amount	△ %
Total Other Data Revenue	52.6	66.7	-14.0	-21.1%	53.0	-0.4	-0.7%
○ Internet Dial-Up(014xy)	6.7	24.9	-18.2	-73.0%	10.3	-3.6	-34.6%
○ Packet Data	16.2	19.3	-3.1	-16.0%	16.1	0.1	0.4%
○ Others	29.7	22.5	7.2	32.0%	26.6	3.1	11.8%

- Other data revenue amounted to W52.6 billion, a decrease of 21.1% over 2Q 2001 and 0.7% over 1Q 2002. Due to the substitution of dial-up service with broadband Internet,


KT
"The Value Networking Company"

Internet Dial-UP (014XY) service revenue continued to decrease by W14 billion (21.1%) over 2Q 2001, but the increase in revenue generated by EDI, ATM caused by increase of data demand resulted in slight decrease of W0.4 billion (0.7%) in total other data revenue over 1Q 2002.

7. Wireless Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Total Wireless Revenue	162.7	156.7	6.0	3.8%	167.9	-5.2	-3.1%
□ PCS Resale	162.4	156.2	6.2	4.0%	167.5	-5.2	-3.1%
○ PCS Service	101.6	81.1	20.5	25.3%	93.2	8.3	8.9%
○ Handset Sales	60.8	75.1	-14.3	-19.0%	74.3	-13.5	-18.2%
□ Other Wireless Revenue	0.3	0.5	-0.2	-36.4%	0.4	-0.1	-15.1%
PCS Resale Expense	98.30	98.32	-0.02	-0.02%	115.9	-17.6	-15.2%
○ Cost of Handset	54.8	69.7	-14.9	-21.4%	83.7	-28.9	-34.6%
○ Interconnection fee to KTF	43.5	28.6	14.9	52.2%	32.1	11.4	35.3%
Resale Subscribers('000)	1,366	1,131	235	20.8%	1,297	69	5.3%

- Wireless revenue increased by W6 billion (3.8%) over 2Q 2001 but decreased by W5.2 billion (3.1%) over 1Q 2002. Main reasons for decrease over 1Q of 2002 are because of the decline in handset sale as a result of less net addition in 2Q 2002. However, the other revenue item, PCS service, which includes basic service charge and usage charge etc. continued to grow by 25.3% and 8.9% respectively.

8. Satellite Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Total Satellite Revenue	28.4	24.0	4.4	18.5%	32.3	-3.9	-12.1%

- Satellite revenues totaled to W28.4 billion during 2Q 2002, an increase of W4.4 billion (18.5%) over 2Q 2001. However, it decreased by W3.9 billion (12.1%) over 1Q 2002 due to large volume discount offered from 2Q 2002.

9. Other Revenue

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△ %		Amount	△ %
Total Other Revenue	44.3	56.4	-12.1	-21.4%	39.1	5.3	13.5%
○ SI/NI Service Revenue	15.4	21.8	-6.4	-29.4%	15.2	0.2	1.3%

- Other revenue, which include revenue from SI/NI, telephone directory, telegram service, and others declined by W12.1 billion (21.4%) compared with 2Q of 2001 mainly due to decline in SI/NI revenue. However, compared to 1Q of 2002, it grew by 5.3 (13.5%) over 1Q of 2002 due to rising SI/NI revenue and other miscellaneous services.


"The Value Networking Company"

D. Operating Expenses

1. Labor Expense

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Total Labor Expense	774.6	715.2	59.4	8.3%	583.5	191.1	32.7%
○ Salaries & Wages	597.2	498.2	99.0	19.9%	389.9	207.3	53.2%
- Salaries	277.8	260.5	17.3	6.6%	257.6	20.2	7.8%
- Wages	318.8	225.8	93.1	41.2%	131.4	187.4	142.6%
* Performance Based Bonus	238.7	157.4	81.3	51.6%	51.8	186.9	360.6%
- Miscellaneous	0.6	12.0	-11.4	-94.8%	0.9	-0.2	-28.4%
○ Employee Benefits	100.3	97.3	3.0	3.1%	145.5	-45.2	-31.1%
- Bonus	2.6	0	2.6	0%	67.8	-65.2	-96.2%
○ Provisions for retirement	77.1	119.7	-42.5	-35.6%	48.1	29.0	60.2%

- Labor expense increased by W191.1 billion (32.7%) from 1Q 2002, mounting to W774.6 billion in 2Q 2002. This is mainly because the performance-based bonus increased by W186.9 billion over 1Q 2002 according to the bonus payment schedule *(refer to the table below for details)*. The performance-based bonus payment was 50% of the basic monthly salary in 1Q whereas it was 250% of the basic monthly salary in 2Q. In addition, based upon the salary increase of 3.1% agreement, retroactive salary to January 1st was paid in June, which resulted in the salary expense increase of W207.3 billion (53.2%) over 1Q 2001.

- The reason for different payment of performance-based bonus is because the bonus rate is determined at the AGM in March each year, and it is actually paid out afterward in 2Q, causing concentrated labor expense in 2Q 2002.

- Employee benefits decreased by W45.2 billion (31.1%), and this is because Lunar New Year bonus was paid in 1Q.

- The reason for lower provisions for retirement compared to 2Q 2001 is because of the one-time payment of W74.3 billion in 2Q 2001 due to the early retirement of 1,300 employees followed by the spin-off of 114 directory and collection agency in June of 2001. The provisions for retirement in 2Q increased compared to 1Q because it is an allowance set aside proportional to the increase in labor expense in 2Q 2002.


KT
"The Value Networking Company"

- Details of salary agreement for 2002 are (1) increase of basic monthly salary by 3.1%, (2) one time payment of W800,000 including W300,000 summer vacation bonus per employee, and (3) PDA and telecommunication expense subsidy of W30,000 per month per employee.

- Annual Bonus Payment Schedule (100% equals to roughly one month's basic salary)

Term	Yr 2002		Yr 2001	
1Q	Performance-Based Bonus Lunar New Year Bonus	50% 100%	Performance-Based Bonus Lunar New Year Bonus	100% 100%
2Q	Performance-Based Bonus	250%	Performance-Based Bonus	185%
3Q	Performance-Based Bonus Lunar Thanksgiving Bonus	100% 100%	Performance-Based Bonus Lunar Thanksgiving Bonus	100% 100%
4Q	Performance-Based Bonus	150%	Performance-Based Bonus	100%

2. Depreciation

- Due to continued efforts to save capex through the investment coordination committee and slow down in broadband subscriber growth, depreciation decreased by 14.1% over 2Q of 2001.

3. Commissions

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Total Commission	140.3	86.5	53.9	62.3%	132.8	7.5	5.7%
○ Commission to Linkus	35.2	26.0	9.2	35.5%	35.3	-0.01	-0.03%
○ Commission to 114 Phone Directory	31.6	0	31.6	0%	27.6	4.0	14.4%
○ Commission to Call Center	17.6	16.0	1.6	10.0%	15.6	2.1	13.3%
○ Others	55.8	44.4	11.4	25.7%	54.4	1.5	2.7%

- The reason for the increase in commissions over 2Q of 2001 is due to the increase in outsourcing. The main examples of outsourcing are the spin-off of the 114 directory and collection agency made in June of 2001 (KT holds 19% of total shares), and the expansion of outsourcing of maintenance in public phone business.


KT
"The Value Networking Company"

4. Sales Promotion

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Sales Promotion	40.6	55.7	-15.1	-27.1%	38.2	2.4	6.2%
○ ADSL	11.9	5.0	6.9	138.0%	10.2	1.7	16.7%
○ KT PCS Resale	9.5	10.0	-0.5	-5.0%	15.6	-6.1	-39.1%
○ Marketing Incentives	8.4	20.2	-11.8	-58.4%	9.8	-1.4	-14.3%
○ Others	10.4	20.5	-10.1	-49.3%	2.6	7.8	300.0%
Broadband Subscribers('000)	4,333	3,100	1,233	39.8%	4,077	256	6.3%
PCS Resale Subscribers('000)	1,366	1,131	235	20.8%	1,297	69	5.3%

- Sales promotions amounted to W40.6 billion, a decrease of W15.1 billion (27.1%) over 2Q 2001. However, due to strengthening marketing efforts for the broadband sector and telephone revenue, it increased 6.2% over 1Q 2002.

5. Repairs & Maintenance

- Main reasons for the increase in repair & maintenance cost comes from changes in accounting treatment. Until last year, KT recognized repairs and maintenance cost which is the part of constructions-in-progress mostly in 4Q; however, from this year, KT started to estimate repairs and maintenance cost of construction-in-progress quarterly in order to reduce quarterly fluctuation.

6. Cost of Goods Sold

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
Cost of Goods Sold	65.1	85.7	-20.6	-24.0%	94.3	-29.3	-31.0%
○ PCS Handset Cost	54.8	69.7	-14.9	-21.4%	83.7	-28.9	-34.6%
○ Buynjoy COGS	9.9	15.7	-5.8	-36.9%	10.4	-0.5	-4.6%
○ Others	0.34	0.20	0.14	69.4%	0.18	0.16	92.4%

- Cost of goods sold is mostly comprised of handset purchased for PCS resale and cost of goods sold for the Internet shopping mall, BuynJoy (http://www.buynjoy.com). Cost of goods sold decreased mainly due to decrease in a net addition of PCS resale subscribers.


"The Value Networking Company"

7. Cost of Service

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△ %		Amount	△ %
Cost of Service Provided	441.0	617.0	-176.1	-28.5%	429.9	11.1	2.6%
○ Cost of Service	89.2	129.3	-40.1	-31.0%	102.3	-13.1	-12.8%
- SI/NI Service Cost	14.6	31.5	-16.9	-53.6%	15.6	-0.9	-6.0%
- PCS Resale Network Cost to KTF	43.5	28.6	14.9	52.2%	32.1	11.4	35.3%
- B&A Service Cost	18.8	35.8	-17.0	-47.5%	20.3	-1.5	-7.5%
- Others	12.3	33.5	-21.1	-63.1%	34.3	-22.0	-64.0%
○ International Settlement Cost	50.1	31.3	18.8	60.3%	35.3	14.8	41.8%
○ LM Interconnection Cost	301.6	456.5	-154.8	-33.9%	292.3	9.4	3.2%

- LM interconnection costs decreased by W154.8 billion (33.9%) over 2Q 2001, recording W301.6 billion for this quarter. However, due to free-call provision and active advertising of inexpensive usage charge, LM call volume increased and, therefore, LM expense increased by 3% compared to 1Q 2002.

- During 2002 World Cup Korea/Japan period, international call volume increased, and pending international settlement cost due to the disagreement of international settlement rate to several countries was remitted. As a result, the international settlement cost of 1H increased by 41.8% over 1Q 2002.

6. Non-Operating Income

- KT sold 1 million SKT shares (BV: W18,868) last April for W265,740/share and gained W246 billion from disposal of invested assets. In addition, due to depreciation of US dollar currency, KT experienced FX translation and FX transaction gain of W130.7 billion. As a result, non-operating income increased by W355.6 billion over 2Q 2001 and W395.9 billion over 1Q 2002 respectively.


KT
"The Value Networking Company"

- The details of the FX translation and FX transaction gain/loss are as follows:

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q / 2001 2Q		2002 1Q	2002 2Q / 2002 1Q	
			Amount	△%		Amount	△%
○FX Translation Gain(a)	123.2	-1.1	124.3	11231.0%	4.0	119.2	2981.5%
○FX Translation Loss(b)	24.3	-17.4	41.7	239.6%	6.7	17.6	261.3%
○Net FX Translation(a-b)	98.9	16.3	82.6	506.2%	-2.7	101.6	3717.2%
○FX Transaction Gain(c)	7.5	1.7	5.8	329.9%	2.1	5.4	263.3%
○FX Transaction Loss(d)	8.0	4.4	3.7	83.7%	1.7	6.3	373.2%
○Net FX Transaction(c-d)	-0.5	-2.6	2.1	-80.1%	0.4	-0.9	-241.8%
○FX Related Gain(e)=(a+c)	130.7	0.6	130.0	20421.2%	6.1	124.6	2056.3%
○FX Related Loss(f)=(b+d)	32.3	-13.1	45.4	-347.7%	8.4	23.9	283.8%
○Net FX Related Gain(e-f)	98.3	13.7	84.7	618.4%	-2.4	100.7	-4258.7%

- As of the end of June 2002, total foreign debt totaled W2.8 trillion ($2.2 billion). Among these, EB issuance of W1.7 trillion ($1.3 billion) to foreign investors, however, was not re-evaluated according to the Korean GAAP.

7. Non-Operating Expenses

- Total non-operating expense decreased by W45.2 billion over 2Q of 2001 due to a decrease in equity method loss owning to improvement of subsidiary's profits.
- However, due to the increase in interest expense from issuance of EB & BW in the course of privatization, the rise in equity method loss resulted from decrease in subsidiaries' profits in 2Q and the increase in loss from the disposal of tangible assets caused by upgrading subscriber lines and backbone network, total non-operating expense increased by W124.1 billion over 1Q of 2002.


KT
"The Value Networking Company"

8. Net Income

(KRW billion)

Sector	2002 2Q	2001 2Q	2002 2Q/ 2001 2Q		2002 1Q	2002 2Q/ 2002 1Q	
			Amount	△%		Amount	△%
Income Before Tax	655.3	110.3	545.0	493.9%	697.9	-42.6	-6.1%
○Income Tax	175.7	20.8	154.9	745.4%	196.4	-20.7	-10.5%
○Effective Tax Rate	26.8%	18.8%	8.0%P		28.1%	-1.3%P	
Net Income	479.6	89.6	390.0	435.5%	501.5	-21.9	-4.4%

- Effective tax rate of 26.8% for 2Q of 2002 is lower than 28.1% of 1Q due to higher tax refund from increased spending in Capex. For the same reason, the effective tax rate for 2Q, however, is higher than the same period of 2001.


"The Value Networking Company"

A. Balance Sheet Highlights

I. Assets

1. Current Assets

- Current assets increased by W481.9 billion from 2Q 2001 because of an increase in cash & cash equivalents by W202 billion and an increase in account receivables by W242.5 billion caused by the increase in the number of PCS resale subscribers.

- However, current assets decreased over 1Q 2002. The reason for the decline is due to the subsidy of 5.7% ESOP purchase as a part of the domestic offering of the government-owned shares last May.

- Total amount for ESOP subsidy was about W956.6 billion, which is to be subtracted from monthly salary for seven years. Therefore, the collectable amount for 2002 of W68.3 billion is recorded under short-term loan.

2. Fixed Assets

- The main reason for the increase in investments assets over 2Q of 2001 and 1Q of 2002 is the loan to ESOP. The collectable amount from 2003 to 2008 of W876.6 billion is recorded under investments assets as long-term loan.

- Tangible assets decline in line with continuous efforts for capex saving.

- Main reason for the increase in intangible assets over 2Q of 2001 is due to the fact that development cost of ICIS (Integrated Customer Information System) and ERP (Enterprise Resources Planning) occurred and subject to be amortized over six years.

3. Current Liabilities

- Current liabilities increased by W114.9 billion over 1Q of 2002, but total current liabilities did not change because corporate tax and dividend payable were paid in 2Q 2002.


KT
"The Value Networking Company"

4. Fixed Liabilities

- Local currency debts increased by W1.2418 trillion due to the issuance of EB in the course of privatization in May. However, due to the decrease in installation deposit by W331.3 billion, total fixed liabilities increased by W879.9 billion over 1Q of 2002.

5. Shareholders' Equity

- Retained earnings increased by W479. 6 billion over 1Q of 2002. However, as capital adjustment decreased by W1.2601 trillion due to the issuance of EB, and the unrealized gains from investment decreased by W442.2 billion due to the disposal and share price drop of SKT shares. As a result, total shareholders' equity mounted to W9.2919 trillion, a decrease of W1.24 trillion over 1Q 2002.


KT
"The Value Networking Company"

IV. Summary Statistics

	Dec-98	Dec-99	Sep-00	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Apr-02	May-02	Jun-02
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Broadband Subscribers in Kore	-	-	2,679	3,870	5,087	6,251	7,039	7,806	8,310	8,496	8,573	8,718
Total Wireless Subscribers in Korea	13,983	23,443	26,047	26,816	26,555	28,093	28,244	29,046	30,308	30,268	30,565	30,687
- Wireless Penetration	30.1%	50.0%	55.2%	56.7%	56.1%	59.3%	59.4%	61.1%	63.6%	63.5%	64.1%	64.8%
Broadband	-	10,299	1,081,741	1,729,320	2,424,073	3,100,361	3,480,384	3,858,194	4,076,799	4,161,658	4,254,851	4,333,268
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ADSL-Premium	-	9,289	361,102	462,747	545,621	609,737	619,659	626,293	630,101	630,698	635,444	636,634
ADSL-Lite	-	-	386,799	851,694	1,400,272	1,976,828	2,305,459	2,640,718	2,829,410	2,903,354	2,974,527	3,031,436
ADSL-My IP	-	-	2,349	5,439	9,661	14,125	23,006	28,259	33,076	35,138	39,665	47,971
ADSL- Multi IP	-	-	1,258	2,199	3,176	4,084	4,544	4,854	5,150	5,843	6,115	6,297
Homenet	-	-		452	8,785	20,731	29,632	38,386	47,815	50,515	53,364	55,098
Officenet	-	-		-	-	-	243	2,016	3,625	4,159	4,628	5,001
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Megapass B&A	-	361	322,375	397,144	444,865	454,361	456,521	441,765	421,788	416,386	411,454	407,271
Satellite	-	649	7,858	9,036	9,952	9,789	11,262	12,020	11,872	11,816	12,092	11,986
BWLL	-	-		492	831	950	1,020	989	964	948	941	894
Ntopia	-	-		117	910	9,756	29,039	62,894	92,998	102,801	116,621	130,680
Net Addition	-	10,299	629,438	647,579	694,753	676,288	380,023	377,810	113,649	84,859	93,183	78,417
Wireless	3,764	6,949	7,774	8,416	8,614	9,598	9,505	9,591	9,953	9,926	10,012	10,132
KTF ('000)	3,764	6,889	7,220	7,691	7,707	8,563	8,395	8,444	8,656	8,673	8,717	8,766
- KT Resale Subs ('000)	-	60	554	725	907	1,131	1,110	1,147	1,297	1,252	1,295	1,366
2.5G Subs ('000)	-	-		-	-	30	245	751	1,929	2,154	2,527	2,891
Wireless Data Enabled PCS (mn)	-	-	1.46	2.34	8.01	9.55	9.33	9.43	9.82	9.79	9.88	N/A
Multipack PCS (mn)	-	-			-	-	-	0.11	0.55	0.67	0.90	N/A
[illegible]	24,455	24,464	24,603	24,388	24,392	24,354	24,052	24,854	24,686	24,890	24,916	N/A
Digital	16,814	17,416	18,694	19,435	19,444	19,477	19,619	21,741	21,773	21,778	21,803	N/A
Digital(%)	68.8%	71.2%	76.0%	79.7%	79.7%	80.0%	81.6%	87.5%	87.5%	87.5%	87.5%	N/A
Fiber optic (km)	56,327	84,751	-	-	-	110,913	114,518	118,815	119,567	N/A	N/A	N/A
Caller ID Users ('000)	-	-	-	-	-	300	533	848	1,174	1,271	1,388	N/A
VAS users ('000)	6,946	7,813	8,346	8,548	8,810	8,876	8,936	8,948	8,984	8,985	8,993	N/A
[illegible]	20,756	22,021	21,422	21,524	21,581	21,750	21,845	21,898	22,021	22,054	22,105	22,108
Residential users (%)	79%	70%	73%	73%	73%	72%	72%	72%	72%	72%	72%	72%
Non-refundable users(%)	-	25%	31%	32%	32%	38%	44%	48%	53%	55%	58%	61%
Non-refundable subscribers	-	5,428	6,607	6,935	6,929	8,298	9,695	10,441	11,768	12,225	12,821	13,423
Leased Line - Corporate	483,866	544,745	590,303	592,400	589,848	588,518	589,114	593,832	596,961	599,048	599,073	N/A
Local leased line	430,738	485,521	531,046	532,264	531,319	530,644	532,875	538,308	543,268	545,494	546,544	N/A
DLD leased line	52,825	58,885	58,888	59,763	58,173	57,512	55,875	56,160	53,327	53,188	52,163	N/A
International leased line	223	254	276	275	260	265	264	265	267	268	267	N/A
Broadcasting leased line	80	85	93	98	96	97	100	99	99	98	99	N/A
[illegible]	3,474	11,844	24,277	26,095	27,094	27,242	27,774	28,381	28,211	28,273	29,159	N/A



NESPOT Subs (B2C)	Dec-98	Dec-99	Sep-00	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Apr-02	May-02	Jun-02
Total	-	-	-	-	-	-	-	-	N/A	N/A	621	8,124
Waiting	-	-	-	-	-	-	-	-	N/A	N/A	5,277	3,632
Bizmeka Subs	**Dec-98**	**Dec-99**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
Corporate Customers	-	-	-	-	-	-	N/A	2,276	7,361	18,841	36,131	44,783
Data Subscribers	**Dec-98**	**Dec-99**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
Kornet D/U	81,488	523,059		533,975	422,445	359,879	323,928	287,768	257,089	277,720	237,404	N/A
Frame Relay + Packet	13,545	16,350		21,613	29,537	23,453	30,551	30,119	27,219	26,824	26,624	N/A
CO-LAN	14,764	14,000			16,975	17,772	19,212	19,950	20,302	20,173	20,341	N/A
KTH Subscribers ('000)	1,057	1,977		3,501	3,684	3,967	4,328	4,409	4,530	4,565	4,596	4,632
Market Share												
Broadband	**FY1998**	**FY1999**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
KT	-	4.2%	42.3%	44.7%	47.7%	49.6%	49.4%	49.4%	49.1%	49.0%	49.6%	49.7%
Hanaro	-	51.1%	27.6%	28.5%	25.2%	25.2%	26.0%	26.4%	27.0%	27.2%	27.6%	27.8%
Thrunet	-	44.7%	21.6%	19.7%	17.7%	16.8%	16.7%	16.7%	16.9%	16.6%	15.3%	14.9%
Others	-	0.0%	8.5%	7.1%	9.4%	8.4%	7.9%	7.5%	7.0%	7.2%	7.5%	7.6%
Wireless	**Dec-98**	**Dec-99**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
KTF	16.8%	29.9%	29.8%	31.4%	32.4%	34.5%	33.7%	31.4%	32.8%	32.8%	32.7%	32.8%
SKT	42.7%	56.9%	56.2%	53.9%	53.1%	49.7%	50.8%	53.9%	52.8%	53.0%	53.4%	53.4%
LGT	15.1%	13.2%	13.9%	14.7%	14.4%	15.8%	15.5%	14.7%	14.4%	14.2%	13.9%	13.9%
Fixed-line	**Dec-98**	**Dec-99**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
Local M/S (subscriber base)	100%	99.5%	98.7%	98.3%	98.2%	97.7%	97.2%	96.9%	96.5%	96.3%	96.2%	96.1%
DLD M/S (revenue base)	91.3%	90.4%	84.3%	85.6%	85.5%	85.8%	86.0%	84.5%	84.7%	84.7%	84.8%	N/A
ILD (revenue base)	69.7%	62.5%	62.0%	64.3%	69.1%	67.7%	67.5%	67.1%	66.7%	66.7%	66.9%	N/A
Leased Line (revenue base)	**Dec-98**	**Dec-99**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
KT	89.9%	81.1%	72.3%	70.9%	71.4%	70.6%	70.7%	70.5%	70.6%	70.8%	71.1%	70.8%
ARPU	**98-Dec**	**99-Dec**	**Sep-00**	**Dec-00**	**Mar-01**	**Jun-01**	**Sep-01**	**Dec-01**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**
Wireless[3]	33,490	34,483		37,404	39,886	40,402	40,082	41,181	40,364	39,738	40,487	N/A
Wireless-Data	N/A	N/A	1,033	1,423	2,005	2,301	2,349	2,919	3,145	3,314	3,494	N/A
Data ARPU / Wireless ARPU	N/A	N/A	4.1%	5.2%	5.8%	6.5%	6.7%	7.7%	8.1%	8.5%	9.0%	N/A
Broadband	N/A	11,286		39,403	36,159	30,629	30,464	30,159	31,649	30,430	30,561	30,476

Source: MIC, Company Data

Notes 1. Company Data, Total Megapass ADSL, B&A and others

2. Others: BWLL, Satellite Internet etc.

3. KTF Data: ARPU including activation fee. April to June ARPU are estimates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2002

KT Corporation

By: ____________________
Name: Joong - Soo Nam
Title: Executive Vice President and
Chief Financial Officer